Viking Investments Group, Inc.
65 Broadway, Seventh Floor
New York, New York 10006
(347) 329-2954

May 3, 2013

Securities and Exchange Commission
Attn: Lyn Shenk; Aamira Chaudhry
Division of Corporation Finance
Washington, D.C. 20549

RE:        Viking Investments Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 001-29219

Dear Ms. Shenk and Ms. Chaudhry,

In response to the following enumerated comments in your letter dated April 19, 2013, Viking Investments Group, Inc. (the “Company”) respectfully submits the following responses:

RESPONSE TO COMMENT 1:

As previously stated, according to ASC 820-10-05-1B, fair value is a market-based measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same—to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

As previously stated, we did not think it appropriate to use the quoted market prices for the China Wood stock to directly value the China Wood shares.  In fact, we stated as follows in Note 2(d) to our financial statements for the year ending December 31, 2011, using level 3 inputs rather than level 1 inputs to value the China Wood shares:

The long-term investment is impaired and its carrying value is reduced to reflect its fair value based on level 3 inputs. The fair value estimates are based on various assumptions, methodologies, subjective considerations and the Guaranty and Repurchase Agreement entered into between the Company and Viking Nevis, which vary widely among different financial institutions and which are subject to change.

SEC Response Letter
Viking Investments Group, Inc.
May 3, 2013

We considered the price of $4.00/share to be appropriate because it conformed with the negotiated and agreed-upon price between the Company and Viking Investments Group, LLC, a Nevis company (“Viking Nevis”), as set forth in the Guaranty and Repurchase Agreement.  Pursuant to that agreement, we had the right to “put” the China Wood shares back to Viking Nevis at $4.00/share.  We did not have to perform any due diligence as to Viking Nevis’s ability to tender performance pursuant to the agreement because we controlled the “currency” of the transaction and could take back the Company shares upon Viking Nevis’s failure to perform.  In other words, since we purchased the China Wood shares from Viking Nevis by issuing restricted shares of our common stock to Viking Nevis, if Viking Nevis failed to perform according to obligations in the Guaranty and Repurchase Agreement, we could place a “stop transfer” order on those shares until Viking Nevis performed.

Accordingly, we deemed it appropriate to value the China Wood shares at a price of $4.00/share using level 3 inputs, which price was significantly less than the quoted market price of the shares (a level 1 input) at the time, and do not consider it appropriate to amend our 2011 financial statements to fully impair the carrying amount of the Company’s investment in the China Wood shares.

Once again, we thank you for your patience and review.

Sincerely,

VIKING INVESTMENTS GROUP, INC.

/s/ Tom Simeo
Tom Simeo
Chief Executive Officer